Via Facsimile and U.S. Mail
Mail Stop 4720

May 25, 2010

Mr. Jeffrey Hall
Executive Vice President and Chief Financial Officer
Express Scripts, Inc.
One Express Way
St. Louis, MO 63121

> **Re: Express Scripts, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 8-K filed February 24, 2010**
> **Schedule 14A filed March 24, 2010**
> **File No. 000-20199**

Dear Mr. Hall:

   We have reviewed your May 10, 2010 response to our April 21, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments before requesting you to amend your Form 10-K.

Schedule 14A filed March 24, 2010

Name, Position and Principal Occupation, page 5

1. We note your discussion of each director and nominee's background and business experience beginning on page 5. In accordance with newly revised Item 401(e)(2) of Regulation S-K, please provide draft disclosure to be included in an amended Form 10-K which includes disclosure regarding the directorships held by each director and nominee during the past five years.

Corporate Governance, page 14

2. In accordance with newly revised Item 407(c)(2)(vi) of Regulation S-K, please provide draft disclosure to be included in an amended Form 10-K discussing how the compensation committee considers diversity in identifying nominees for director.

Compensation Discussion and Analysis, page 17

2009 Annual Bonus Plan Results, page 22

3. For the annual bonuses paid for the 2009 fiscal year you disclose the EPS and
    EBITDA targets under the heading "2009 Annual Bonus Plan Results" and the
    actual EPS and EBITDA levels achieved; however, it does not appear that you
    have disclosed the "stretch" financial targets or the "work plan goals" discussed in
    your Form 8-K filed March 9, 2010. Please provide us with draft disclosure to be
    included in an amended Form 10-K discussing each "stretch" financial target and
    "work plan goal" considered by the compensation committee and board of
    directors for each named executive officer individually and how the achievement
    of such targets and goals translated into the actual payment of 200% of each
    officer's target award. To the extent that the goals are quantified, the discussion
    should also be quantified. If you did not establish and communicate "work plan
    goals" to your named executive officers for the 2009 fiscal year, please describe
    the evaluation of the individual performance of the named executive officer and
    how this evaluation affected the actual bonuses paid.

Form 10-K

Notes to Consolidated Financial Statements
3. Changes in business
Acquisitions, page 53

4. We acknowledge your response to our previous comment six. Please address the
    following comments related to your acquired intangible assets in the NextRx
    transaction:

    - Please clarify for us whether the $65 million intangible asset related to
      external customers relates to contracts with insurers other than WellPoint,
      the non-contractual relationship with insured patients, or a combination of
      both.
    - Confirm to us that the 15 year life you use to amortize the $1,585 million
      intangible asset is the same as the length of time expected to generate cash
      flows from the agreement that you used to value this intangible asset.
    - To the extent applicable, please identify and quantify the $1,520 million
      intangible asset related to the PBM agreement with WellPoint into
      individual components, including but not limited to the following, as
      applicable,:

- The contractual customer relationship between NextRx and WellPoint;
- The favorable/unfavorable asset or liability related to contract pricing of the PBM agreement; and/or
- The exclusivity component.

To the extent a component listed is not applicable, please tell us why.

5. You indicate in your proposed revised disclosure that goodwill includes a tax benefit derived from the election under Section 338(h)(10) of the Internal Revenue Code. We also see in your current disclosure that you estimate a value of between $800 million and $1.2 billion as a result of this election. Please revise your disclosure to indicate how this estimated benefit is reflected in your financial statements including your income tax disclosures in Note 10. Tell us why you believe that your accounting and disclosure complies with GAAP and provide reference to the applicable paragraphs in the Accounting Standards Codification.

* * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant